WISeKey’s Semiconductor Revenue in the United States Surges Despite Shortage in Semiconductor Manufacturing

U.S. IoT segment generated revenue of approximately $4.5 million in H1 2021, a 5% increase as compared to H1 2020; WISeKey expects this market to generate revenue of approximately $9.5 million for FY2021 due to increased semiconductors demand and sales for drones, routers, batteries, medical and NFT security

WISeKey’s strong cash reserves of $35.9 million, as of July 9, 2021, support investment in the U.S. market, which currently is the fastest growing market within its IoT/Cybersecurity segment

ZUG, Switzerland - July 20, 2021: Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading cyber security, IoT, and AI platform company, today announced that it has secured several major wins in the U.S. market for its microchip semiconductor based IoT technology, anti-counterfeiting, brand protection, EMV payment card and secure access products with leading U.S. providers of networking equipment, medical devices, smart building solutions, and financial services.

Thus, for the first half of 2021, the U.S. IoT segment generated revenue of approximately $4.5 million (unaudited) and it is expected to generate approximately $9.5 million for FY 2021.

“This U.S. IoT revenue generated by the WISeKey Semiconductors division located in South of France, should be considered strategic premium revenue, especially following the semiconductor manufacturing shortage in the U.S., a strategic reference market for the company. Because semiconductors are a crucial component of the 4th Industrial Revolution, strategic technologies (from smart cities, renewable energy and artificial intelligence to robots and cybersecurity), their design and manufacturing has become a geopolitical thorn. In the 20th century, oil was the supreme global resource. But shortages accelerated by the pandemic have prompted a 21st century catchphrase among policymakers and diplomats… “semiconductors are the new oil,” said Carlos Moreira, CEO of WISeKey.

WISeKey’s success in the U.S. is built on a clear vision and business strategy that allows us to generate revenue from IoT devices, cybersecurity services, and data and more importantly our Trusted Ecosystem and Vertical Platform.

As we move forward, the IoT it will quickly become the Internet of Everything (IoE), with more devices and objects connected and able to collect and transmit data over the internet, the WISeKey Vertical Platform potential for monetizing services, blockchain, AI and the data produced by these connected devices continues to grow. The total number of global IoT connections is expected to grow from $6 billion in 2015 to $27 billion in 2025 all of them requiring the type of chips and software offered by WISeKey. Global spending on IoT/IoE technology-based services, is now expected to reach $3 trillion by 2025.

The IoT will live up to its promise only if the connected devices, the data they generate, the business applications that control these devices and the services around them, can be fully trusted.  In today’s environment, where cyberattacks have become more common and increasingly sophisticated, there is an urgent need to fundamentally rethink the Security Stack for the IOT cloud. IoT-enabled services and products will generate vast amounts of data which, when well-analyzed, are very valuable to government organizations, product manufactures, corporations, and end-users. This revenue model relies on data trust and on IoT edge device control. Users can take advantage of this unique solution in the market by remotely being able to: uniquely identify and control an IoT Edge Device (activation/deactivation/revocation), securely provision (point to point secure update) the IOT Edge Device credentials and secure the messages in motion between Edge Devices and Business Applications.

The vertical integration of WISeKey’s unique Root of Trust and Identity technology with VaultIC’s hardware & software, and trust services for keys and certificates provisioning and life cycle, created the first ever comprehensive trusted end-to-end cybersecurity platform for people and objects (IoT) and gave WISeKey the unique ability to deliver the most secure Platform to its customers.

Further acceleration in revenue in USA is expected as the market growth and WISeKey deploys its platform with strategic partnerships with the SAP® PartnerEdge Program. The program gives partners access to resources, services and benefits that will help WISeKey build and maintain a successful partnership with SAP and optimize business results for clients. WISeKey has been working on IoT security by integrating OISTE/WISeKey’s Managed Cryptographic Root of Trust secure IoT Devices with devices leveraging SAP Leonardo® IoT.

Today, WISeKey employs a team of 165 people in Switzerland, France, Germany, Vietnam, USA, India, Japan and Taiwan, and continues to enlarge its global footprint through expansion in new areas.

“We are excited to have this backdrop of positive traction in the U.S. security market, which when combined with the solid foundation of our existing business that we have been growing over the last two decades, positions us well to take advantage of new expansion opportunities on a global scale,” said Richard Venia, US Sales Director for WISeKey.

“The growth potential that we have, as we continue to add talented professionals to our growing sales and support team in the US, is impressive and it’s great to be in the position where our secure products and services used in a wide variety of connected devices from our customers are ideally suited to meet the needs of business entities, financial institutions, government agencies, and end-users that are creating explosive revenue opportunities inside of the IoT market,” concluded Mr. Venia.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

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